Exhibit 99.1

Aurinia to Host R&D Day and Webcast on October 20th in New York, NY

Presentations will highlight strategy to expand voclosporin’s opportunity in novel indications

VICTORIA, British Columbia--(BUSINESS WIRE)--September 19, 2017--Aurinia Pharmaceuticals Inc., (NASDAQ: AUPH / TSX: AUP) today announced that it will host an R&D Day on October 20, 2017 at 8:00am Eastern Time in New York, NY. Members of the Aurinia leadership team and external opinion leaders will provide R&D and commercial insights for voclosporin in lupus nephritis and new additional indications.

The agenda for the meeting is as follows:

8:00 a.m. – 8:30 a.m. ET – Breakfast
8:30 a.m. – 10:45 a.m. ET – Presentations
10:45 a.m. – 11:30 a.m. ET – Q&A

The event is intended for institutional investors, sell-side analysts, investment bankers and business development professionals only. Please RSVP in advance if you plan to attend, as space is limited. To reserve a spot, please send an email to IR@auriniapharma.com. A live webcast of the event, with slides, will be available on the Investors section of the Company’s website at http://ir.auriniapharma.com/ir-calendar.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of LN. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

We seek safe harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor Contact:
Celia Economides
VP, Corporate & Public Affairs
ceconomides@auriniapharma.com
or
Media:
Christopher Hippolyte, 212-364-0458
Christopher.hippolyte@inventivhealth.com